Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Earnings:
Income from continuing operations before income taxes	$230.0	$158.8	$683.3	$457.7

Adjustments:
Minority interest in consolidated subsidiaries	1.5	2.4	3.7	4.1
Undistributed (income) loss of less than 50% owned investments	(0.3)	—	(1.2)	(1.4)
Fixed charges	20.9	33.4	65.6	98.0

Earnings	$252.1	$194.6	$751.4	$558.4

Fixed charges:
Interest expense, including debt discount amortization	$14.6	$21.3	$43.5	$71.9
Amortization/write-off of debt issuance costs	0.5	6.9	4.7	10.2
Portion of rental expense representative of interest factor (assumed to be 33%)	5.8	5.2	17.4	15.9

Fixed charges	$20.9	$33.4	$65.6	$98.0

Ratio of earnings to fixed charges	12.1x	5.8x	11.5x	5.7x

Amount of earnings deficiency for coverage of fixed charges	$-	$-	$-	$-